UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. __)*
THE SECURITIES EXCHANGE ACT OF 1934

KLX Energy Services Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

48253L 205
(CUSIP Number)

Geveran Investments Limited
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48253L 205

1.	NAME OF REPORTING PERSONS
Geveran Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

446,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

446,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

446,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	48253L 205

1.	NAME OF REPORTING PERSONS
Famatown Finance Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

193,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

193,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

193,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	48253L 205

1.	NAME OF REPORTING PERSONS
Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

639,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

639,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

639,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	48253L 205

1.	NAME OF REPORTING PERSONS
C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

639,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

639,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

639,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

CO
*C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the “Trusts”). The Trusts indirectly hold all of the shares of Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited. As such, C.K. Limited may be deemed to beneficially own the shares of common stock that are beneficially owned by Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited.

CUSIP No.	48253L 205

1.	NAME OF REPORTING PERSONS
John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

639,800

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

639,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

639,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

IN

*Mr. Fredriksen may be deemed to beneficially own 639,800 shares of common stock through his indirect influence over Famatown Finance Limited, Geveran Investments Limited and Greenwich Holdings Limited, the shares of which are indirectly held in the Trusts. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family. Mr. Fredriksen disclaims beneficial ownership of any shares of common stock beneficially owned by Famatown Finance Limited, Geveran Investments Limited and Greenwich Holdings Limited, except to the extent of his voting and dispositive interests in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares of common stock beneficially owned by Famatown Finance Limited, Geveran Investments Limited and Greenwich Holdings Limited.

CUSIP No.	48253L 205

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of KLX Energy Services Holdings, Inc. (the “Issuer”). The principal executive office of the Issuer is 1415 Louisiana Street, Suite 2900, Houston, Texas, 77002.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of the following:

(i) Geveran Investments Limited, a Cyprus company (“Geveran”);
(ii) Famatown Finance Limited, a Cyprus company (“Famatown”)
(iii) Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”);
(iv) C.K. Limited, a Jersey company; and
(v) John Fredriksen (“Mr. Fredriksen”), a citizen of Cyprus.
Geveran, Famatown, Greenwich Holdings, C.K. Limited and Mr. Fredriksen are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of Geveran and Famatown. The shares of Geveran, Famatown and Greenwich Holdings are indirectly held in the Trusts, the beneficiaries of which are certain members of Mr. Fredriksen’s family. C.K. Limited indirectly controls Geveran, Famatown and Greenwich Holdings and is the Trustee of the Trusts.

(a., b., c. and f.)
(i) The address of Geveran’s principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Geveran is acting as an investment holding company. The name, citizenship, present principal occupation of Geveran’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Geveran does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(ii) The address of Famatown’s principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Famatown is acting as an investment holding company. The name, citizenship, present principal occupation of Famatown’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

(iii) The address of Greenwich Holdings’ principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Leoforos Nikis 1, 4108 Ayios Athansios, Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iv) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of various trusts established by Mr. John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that indirectly hold all of the shares of Geveran, Famatown and Greenwich Holdings. As a result of the foregoing, the total shares of Common Stock reported as beneficially owned by Geveran, Famatown and Greenwich Holdings is reported as beneficially owned by Mr. Fredriksen. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

	Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

	Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

	Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Le Vesconte is a citizen of Jersey.
	Lewis James Glyn Williams	Director	Mr. Williams principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. Mr. Williams is a citizen of Jersey.

(v) The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 28, 2020, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 3, 2020, by and among the Issuer, Quintana Energy Services Inc. (“Quintana”), Krypton Intermediate LLC, an indirect wholly owned subsidiary of the Issuer, and Krypton Merger Sub Inc., an indirect wholly owned subsidiary of the Issuer (“Krypton”), each share of common stock of Quintana was converted into the right to receive 0.0969 shares of Common Stock. As a result, Geveran and Famatown received 446,000 and 193,800 shares of Common Stock, respectively, upon completion of the Merger (as defined below).
None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

On July 28, 2020, pursuant to the Merger Agreement, Quintana merged with and into Krypton, with Quintana surviving as an indirect wholly owned subsidiary of the Issuer (the “Merger”). In connection with and prior to the Merger, the Issuer effected a reverse stock split of its Common Stock at a ratio of 1-for-5, effective upon market open on July 28, 2020.

The acquisition of the Common Stock as described under Item 3 is solely for investment purposes. The Reporting Persons evaluate their investments in the Common Stock on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant stockholders and others regarding alternatives that the Issuer could employ to increase stockholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares of Common Stock it may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s stockholders, and others.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing and based upon 8,228,507 Common Shares issued and outstanding:

Geveran may be deemed to be the beneficial owner of 446,000 shares of Common Stock, constituting 5.4% of the Common Stock outstanding. Geveran has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 446,000 shares of Common Stock. Geveran has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 446,000 shares of Common Stock.

Famatown may be deemed to be the beneficial owner of 193,800 shares of Common Stock, constituting 2.4% of the Common Stock outstanding. Geveran has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 193,800 shares of Common Stock. Geveran has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 193,800 shares of Common Stock.

Greenwich Holdings, through Geveran and Famatown, may be deemed to be the beneficial owner of 639,800 shares of Common Stock, constituting 7.8% of the Common Stock outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 639,800 shares of Common Stock. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 639,800 shares of Common Stock.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 639,800 Shares of Common Stock, constituting 7.8% of Common Stock outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 639,800 shares of Common Stock. C.K. Limited has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 639,800 shares of Common Stock.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 639,800 shares of Common Stock through his indirect influence over Geveran, Famatown and Greenwich Holdings, the shares of which are indirectly held in the Trusts, constituting in the aggregate 7.8% of the outstanding Common Stock. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family. Mr. Fredriksen disclaims beneficial ownership of the 639,800 shares of Common Stock beneficially owned by Geveran, Famatown and Greenwich Holdings, except to the extent of his voting and dispositive interests in such shares of Common Stock. Mr. Fredriksen has no pecuniary interest in the 639,800 shares of Common Stock beneficially owned by Geveran, Famatown and Greenwich Holdings.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 3 and Item 4 is incorporated by reference herein.

Pursuant to the Merger Agreement and following the Merger, the Board of Directors of the Issuer consists of nine members, with four of the members being former directors of Quintana (the “Designated QES Directors”).  One of the Designated QES Directors is Gunnar Eliassen, who is a partner of Seatankers Services (UK) LLP and may be deemed to be related to the Reporting Persons. Mr. Eliassen had previously been designated to the board of directors of Quintana pursuant to an agreement between Quintana and certain former shareholders of Quintana named therein, including Geveran. The Reporting Persons do not have any continuing director designation rights with the Issuer.

In connection with the Merger Agreement, Geveran and Famatown (along with certain other stockholders of the Issuer) entered into a Registration Rights Agreement with the Issuer, dated May 3, 2020 (the “Registration Rights Agreement”), relating to the shares of Common Stock received in the Merger. Pursuant to the Registration Rights Agreement, the Reporting Persons have certain shelf registration, demand registration and piggyback rights upon the terms and subject to the conditions set forth the Registration Rights Agreement.

The foregoing descriptions of the Merger Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to each of the Merger Agreement and Registration Rights Agreement, copies or forms of which are attached as Exhibit B and Exhibit C, respectively, and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Merger Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Commission on May 4, 2020)

Exhibit C – Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the Commission on May 4, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2020	GEVERAN INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

JOHN FREDRIKSEN*

/s/ John Fredriksen
John Fredriksen*

* The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of any pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13D, including any amendment(s) thereto, relating to the Common Stock of KLX Energy Services Holdings, Inc.

Date: August 5, 2020	GEVERAN INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

FAMATOWN FINANCE LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

JOHN FREDRIKSEN

/s/ John Fredriksen
John Fredriksen